FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2022

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Net income attributable to Enel Chile S.A. as of March 2022, reached a Ch$ 60,342 million profit, which compares favorably with the Ch$ 43,723 million profit recorded in the same quarter of 2021. This 38.0% improvement is partly due to higher energy sales in the generation business and also in the distribution and transmission business segment.

▪	When excluding the extraordinary effects related to Bocamina II, the Company’s net income increased 40.6% to Ch$ 71,913 million when compared to an adjusted net profit amounting to Ch$ 51,163 million for the same period of 2021.

▪	Operating revenues increased 49.3% to Ch$ 897,085 million during the first quarter of 2022, primarily due to higher physical energy sales and a higher average sales price when expressed in Chilean pesos in the generation and the distribution and transmission businesses, as well as higher gas sales in the generation business.

▪	Procurement and services costs reached Ch$ 663,500 million as of March 2022, a 76.2% increase when compared to the same period of 2021, mainly explained by higher energy purchase costs due to higher quantity and average price, together with higher fuel consumption costs, both in the generation segment.

▪	As a result of the factors previously mentioned, Enel Chile’s EBITDA increased 11.6% to Ch$ 165,512 million. When excluding the extraordinary effects described previously, the Company’s EBITDA increased 14.6% to Ch$ 182,453 million during the first quarter of 2022.

▪	The financial result recorded a lower expense of Ch$ 8,857 million, totaling Ch$ 29,457 million as of March 2022, mostly explained by lower financial expenses in the period.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

▪	In January 2022, Enel Chile was confirmed for the first time ever on the 2022 Bloomberg Gender Equality Index (GEI), reaffirming its commitment to diversity and inclusion thanks to the implementation of action plans to achieve the goal of closing the gender gap in the energy sector and making progress in sustainable development. This places Enel Chile among the 418 companies highlighted by Bloomberg from among the 11,700 companies worldwide that are evaluated for their commitment and transparency regarding gender equality and pay parity.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation increased 15.0% (+673 GWh) to 5,165 GWh during the first quarter of 2022 when compared to the same quarter of 2021, mainly due to higher dispatch of combined cycle thermal power plants and higher solar generation this quarter.

▪	Physical energy sales amounted to 8,211 GWh as of March 2022, which represents a 28.3% increase (+1,812 GWh) mainly explained by higher sales to unregulated customers mostly related to new contracts, coupled with an improvement in sales to regulated customers.

▪	Operating revenues therefore reached Ch$ 679,440 million, equivalent to a 68.3% increase when compared to March 2021 primarily due to higher physical energy sales and a higher average sales price when expressed in Chilean pesos, in addition to higher gas sales.

▪	Procurement and services costs reached Ch$ 513,181 million as of March 2022, representing a 119.3% increase, mainly explained by higher energy purchase costs related to higher physical purchases and a higher average price, a higher fuel consumption cost related to higher dispatch of thermal power plants and higher commodity prices, and also a higher gas commercialization cost.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 128,361 million as of March 31, 2022, representing a slight 0.2% increase when compared to Q1 2021.

Physical Data	Mar-22	Mar-21	% Change

Total Sales (GWh)	8,211	6,400	28.3%
Total Generation (GWh)	5,165	4,492	15.0%

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Distribution and Transmission

▪	Physical sales increased 4.5% to 4,192 GWh as of March 2022, mainly explained by greater energy sales to residential customers and greater tolls revenue.

▪	The total number of customers grew 1.5% to 2,045,897 customers, mainly residential and commercial customers. On the other hand, energy losses went from 5.00% in March 2021 to 5.25% in March 2022.

▪	Operating revenues increased 17.1% to Ch$ 306,116 million for Q1 2022, mainly due to greater physical sales as stated earlier and a higher average sales price when expressed in Chilean pesos.

▪	Procurement and services costs increased 14.6% to Ch$ 236,293 million as of March 2022, due to higher electricity purchase costs related to the higher average purchase price when expressed in Chilean pesos, and higher physical energy purchases required to satisfy greater customer demand.

▪	Consequently, EBITDA of the Distribution and Transmission business increased 80.7% when compared to Q1 2021 to Ch$ 46,138 million.

Physical Data	Mar-22	Mar-21	% Change

Total Sales (GWh)	4,192	4,010	4.5%
Number of Customers	2,045,897	2,015,015	1.5%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 306 million during the first quarter of 2022 to US$ 5,310 million when compared to December 31, 2021. This variation is mainly explained by the 100% disbursement of Enel Chile’s US$ 300 million new intercompany credit line with Enel Finance International (first disbursement for US$ 200 million in February 2022, second disbursement for US$ 100 million in March 2022) and a US$ 6 million increase in financial leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents : US$ 371 million
•	Undisbursed committed credit lines : US$ 143 million

The average cost of Enel Chile’s debt declined from 4.4% in December 2021 to 3.9% in March 2022.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 337 million and US$ 318 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 450 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2019, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivables is to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the Industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	In order to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,211 MW[1] gross installed capacity as of March 31, 2022. Enel Chile’s assets in the Generation business are diversified, and focus on renewable energy, which represents 70% of total installed capacity. Thus, 3,561 MW correspond to hydroelectric generation units, 2,432 MW to thermal power plants that operate with gas, oil or coal, 1,499 MW to solar power plants, 642 MW to wind generation units and 76 MW to geothermal capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of March 31, 2022, and 2021:

	Energy Sales (GWh)			Market share
	Cumulative			(%)
Markets in which participates	Mar-22	Mar-21	% Change	Mar-22	Mar-21

Sistema Eléctrico Nacional (SEN)	8,211	6,400	28.3%	43.6%	34.7%

Distribution and Transmission Segment

Our Distribution and Transmission business is carried out by our subsidiaries Enel Distribución Chile and Enel Transmisión Chile.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina S.A. for an unlimited period of time, which makes the Company one of Chile´s largest electricity service suppliers for regulated customers. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

[1] Includes 178 MW additional capacity added during the first quarter of 2022, the sale of Diego de Almagro power plant (23.8 MW) and the capacity increase of Taltal power plant (+2.6 MW). Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity declared as additional refers to the nominal capacity that is electromechanically operational.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Enel Transmisión Chile was created on January 1, 2021, from the division of Enel Distribución Chile receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment, including Empresa de Transmisión Chena S.A[2]. This division was carried out to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose.

The following chart summarizes the physical information of our Distribution and Transmission business segment for the period ended March 31, 2022, and 2021:

	Energy Sales			Energy Losses
	(GWh)
	Cumulative			(%)
Physical Information	Mar-22	Mar-21	% Change	Mar-22	Mar-21

Distribution & Transmission Business (*)	4,192	4,010	4.5%	5.25%	5.00%

Other Information	Mar-22	Mar-21	% Change

Number of Customers	2,045,897	2,015,015	1.5%
Customers/Employees	3,054	2,999	1.8%

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of March 31, 2022, and 2021:

Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Mar-22	Mar-21	Mar-22	Mar-21	Mar-22	Mar-21

Generation:	595,206	384,536	(85,969)	(64,480)	509,237	320,056
Regulated customers	249,829	181,614	(81,066)	(62,671)	168,763	118,943
Non regulated customers	327,502	190,595	(4,903)	(1,809)	322,599	188,786
Spot market	17,875	12,327	-	-	17,875	12,327
Distribution & Transmission:	275,636	240,930	-	-	275,636	240,930
Residential	155,268	123,841	-		155,268	123,841
Commercial	79,737	69,025	-		79,737	69,025
Industrial	22,380	24,871	-		22,380	24,871
Other	18,251	23,193	-		18,251	23,193
Less: Consolidation adjustments	(85,969)	(64,480)	-	-	-	-

Total Energy sales	784,873	560,986	(85,969)	(64,480)	784,873	560,986

Million Chilean pesos variation in Ch$ and %	223,887	39.91%	-	-	223,887	39.91%

[2] The Board of Directors’ Meeting of Enel Transmisión Chile held on October 20, 2021, unanimously agreed to acquire the minority shareholding held by Enel Colina S.A of Empresa de Transmisión de Chena S.A. to reach 100% ownership of Empresa de Transmisión de Chena S.A. On November 1, 2021, Empresa de Transmisión Chena S.A was absorbed without liquidation by Enel Transmisión Chile S.A.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of March 31, 2022, reached Ch$ 60,342 million, which represents a Ch$ 16,619 million increase when compared to the Ch$ 43,723 million profit booked for Q1 2021.

The following chart compares the figure of each item of the income statement as of March 31, 2022, and 2021:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-22	Mar-21	Change	% Change

REVENUES	897,085	600,852	296,233	49.3%
Sales	865,149	597,324	267,825	44.8%
Other operating revenues	31,936	3,528	28,408	805.1%
PROCUREMENT AND SERVICES	(663,500)	(376,667)	(286,833)	76.2%
Energy purchases	(408,163)	(249,104)	(159,060)	63.9%
Fuel consumption	(119,724)	(62,201)	(57,523)	92.5%
Transportation expenses	(74,270)	(40,390)	(33,881)	83.9%
Other variable procurement and service cost	(61,343)	(24,972)	(36,370)	145.6%
CONTRIBUTION MARGIN	233,585	224,185	9,400	4.2%
Other work performed by entity and capitalized	10,708	5,809	4,899	84.3%
Employee benefits expense	(35,270)	(41,560)	6,290	(15.1%)
Other fixed operating expenses	(43,512)	(40,111)	(3,401)	8.5%
GROSS OPERATING INCOME (EBITDA)	165,512	148,324	17,188	11.6%
Depreciation and amortization	(56,353)	(50,848)	(5,506)	10.8%
Impairment loss (Reversal)	-	-	-	N/A
Impairment loss (Reversal) for applying IFRS 9	(5,731)	(4,122)	(1,609)	39.0%
OPERATING INCOME (EBIT)	103,427	93,354	10,073	10.8%
FINANCIAL RESULT	(29,457)	(38,314)	8,857	(23.1%)
Financial income	7,050	4,452	2,598	58.4%
Financial costs	(33,554)	(54,221)	20,668	(38.1%)
Gain (Loss) for indexed assets and liabilities	(95)	(767)	672	(87.6%)
Foreign currency exchange differences, net	(2,858)	12,223	(15,081)	(123.4%)
OTHER NON-OPERATING RESULTS	734	410	324	78.9%
Net Income from sale of assets	276	-	276	N/A
Share of profit (loss) of associates accounted for using the equity method	458	410	48	11.6%
NET INCOME BEFORE TAXES	74,704	55,450	19,254	34.7%
Income Tax	(9,159)	(8,054)	(1,104)	13.7%

NET INCOME	65,545	47,396	18,149	38.3%
Shareholders of the parent company	60,342	43,723	16,619	38.0%
Non-controlling interest	5,203	3,673	1,530	41.7%

Earning per share (Ch$ /share)*	0.87	0.63	0.24	38.0%

(*) As of March 31, 2022 and March 31, 2021 the average number of paid and subscribed shares was 69,166,557,220.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

EBITDA:

Consolidated EBITDA of Enel Chile amounted to Ch$ 165,512 million as of March 31, 2022, which represents a 11.6% growth when compared to the Ch$ 148,324 million booked the same period of the previous year. This increase is primarily explained by greater operating revenues in the Generation business and the Distribution and Transmission business, mostly offset by higher operating costs in the Generation business segment due to higher energy purchases and higher fuel consumption costs.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended March 31, 2022, and 2021, are presented below:

EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Mar-22	Mar-21	Change	% Change

Generation business revenues	679,440	403,669	275,771	68.3%
Distribution & Transmission business revenues	306,116	261,427	44,689	17.1%
Less: consolidation adjustments and other activities	(88,471)	(64,244)	(24,228)	37.7%
Total Consolidated Revenues	897,085	600,852	296,233	49.3%

Generation business costs	(513,181)	(234,058)	(279,123)	119.3%
Distribution & Transmission business costs	(236,293)	(206,162)	(30,131)	14.6%
Less: consolidation adjustments and other activities	85,974	63,553	22,421	35.3%
Total Consolidated Procurement and Services Costs	(663,500)	(376,667)	(286,833)	76.2%

Personnel Expenses	(8,481)	(14,563)	6,082	(41.8%)
Other expenses by nature	(29,417)	(26,890)	(2,527)	9.4%
Total Generation business	(37,898)	(41,453)	3,555	(8.6%)
Personnel Expenses	(5,955)	(10,705)	4,751	(44.4%)
Other expenses by nature	(17,731)	(19,019)	1,289	(6.8%)
Total Distribution & Transmission business	(23,685)	(29,725)	6,040	(20.3%)
Less: consolidation adjustments and other activities	(6,490)	(4,684)	(1,806)	38.6%

EBITDA, by business segment
Generation business EBITDA	128,361	128,158	203	0.2%
Distribution & Transmission business EBITDA	46,138	25,540	20,598	80.7%
Less: consolidation adjustments and other activities	(8,987)	(5,374)	(3,613)	67.2%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	165,512	148,324	17,188	11.6%

Generation Business EBITDA

EBITDA of our Generation Business Segment reached Ch$ 128,361 million as of March 31, 2022, which represents a slight Ch$ 203 million or 0.2% increase when compared to the same period of 2021. The main variables that explain this result are described below:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

▪	Operating revenues amounted to Ch$ 679,440 million as of March 31, 2022, a Ch$ 275,771 million, or 68.3% increase when compared to the same period of 2021, mainly due to the following:

>	Greater energy sales for Ch$ 212,492 million, mainly explained by: (i) a positive price effect when expressed in Chilean pesos due to the depreciation of the local currency/US dollar exchange rate for Ch$ 120,134 million; and (ii) 1,812 GWh greater physical sales amounting to Ch$ 102,255 million explained by greater sales to unregulated customers (+1,279 GWh) mostly related to new contracts, greater sales to regulated customers (+451 GWh) and greater sales on the spot market (+82 GWh). These effects were partially offset by: (i) a Ch$ 5,107 million decrease in ancillary services revenue related to safety and service quality and other revenue; and (ii) less revenue from commodities hedges for Ch$ 4,790 million.

>	Higher other sales for Ch$ 35,720 million mainly due to an increase in gas sales revenue for Ch$ 35,853 million.

>	Greater other operating revenues for Ch$ 27,995 million mainly explained by: (i) higher revenue from commodity hedges for Ch$ 24,775 million; and (ii) greater other various revenues for Ch$ 3,220 million primarily related to compensations received from suppliers for delays, revenue from lawsuits, and leasing, among others.

▪	Operating costs reached Ch$ 513,181 million as of March 31, 2022, which represents a Ch$ 279,123 million or 119.3% increase when compared to Q1 2021, mainly explained by:

>	Higher Energy purchases for Ch$ 147,277 million, mainly due to greater physical energy purchases on the spot market (+1,089 GWh) and from other generation companies (+50 GWh) primarily needed to satisfy the greater electricity demand of unregulated and regulated customers, and due to the higher price of electricity on the spot market due to the electricity system’s conditions.

>	Greater Fuel consumption costs for Ch$ 57,523 million, mainly due to: (i) a Ch$ 58,160 million increase in gas consumption costs primarily due to greater gas-fired electricity generation and a higher average purchase price; (ii) a higher impairment loss on coal inventories for Ch$ 5,813 million and on diesel oil inventories for Ch$ 211 million, both related to the disconnection of Bocamina II coal fired plant, which was impaired during the second quarter of 2020; and (iii) a Ch$ 1,313 million increase in coal consumption costs due to a higher average purchase price. These effects were partially offset by: (i) lower costs of commodity hedges for Ch$ 4,361 million; and (ii) lower fuel-oil consumption costs for Ch$ 3,612 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

>	Higher transportation costs for Ch$ 41,559 million, mainly explained by (i) a Ch$ 26,761 million increase in tolls primarily due to the higher costs related to Tariff Revenue (“IT” in its Spanish acronym) caused by higher marginal costs amounting to Ch$ 34,021 million, partially offset by lower costs due to AAT tariff adjustment (Ajuste de Armonización Tarifaria, “AAT” in its Spanish acronym) of the zonal transmission system for Ch$ 4,446 million, and lower costs related to the resettlements of the contract with Transquillota for Ch$ 2,593 million; and (ii) a Ch$ 14,795 million increase in regasification and gas transportation costs.

>	Greater other procurement and services costs for Ch$ 32,764 million, mainly due to: (i) higher gas commercialization costs for Ch$ 31,858, (ii) higher various generation input costs (water, chemicals, etc.) for Ch$ 1,715 million; and (iii) higher thermal emissions taxes for Ch$ 994 million. These effects were offset by lower commodity hedging costs for Ch$ 1,811 million.

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 8,481 million, as of March 31, 2022, which represents a Ch$ 6,082 million decrease when compared to the same period of 2021, mainly due to: (i) the greater capitalization of personnel expenses for Ch$ 4,080 million; (ii) lower bonuses related to the collective bargaining agreements for Ch$ 1,394 million; and (iii) a Ch$ 1,300 million lower annual performance bonus and other recurring benefits. These effects were partially offset by higher salaries for Ch$ 905 million, mainly due salary adjustments and annual wage reviews.

▪	Other expenses amounted to Ch$ 29,417 million as of March 31, 2022, which represents a Ch$ 2,527 million increase when compared to March 31, 2021, mainly due to: (i) a Ch$ 1,307 million increase in maintenance and repair service expenses; (ii) a Ch$ 521 million increase in insurance premiums; and (iii) higher other supplies and services for Ch$ 669 million, mainly related to supplies, licenses and real estate taxes, and marketing expenses, among others.

Distribution and Transmission Business EBITDA:

The EBITDA of our Distribution and Transmission Segment reached Ch$ 46,138 million as of March 31, 2022, which represents a Ch$ 20,598 million, or 80.7% increase when compared to the same period of last year. The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 306,116 million during Q1 2022, which represents a Ch$ 44,689 million or 17.1% increase, when compared to Q1 2021. This improvement is mainly explained by the following:

>	Higher energy sales amounting to Ch$ 33,691 million, primarily as a result of : (i) a higher average sales price when expressed in Chilean pesos amounting to Ch$ 24,163 million due to the higher exchange rate effect; and (ii) higher physical energy sales (+118 GWh) for Ch$ 9,528 million, mainly to residential customers.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

>	Greater revenue from the sale of other services amounting to Ch$ 10,412 million, primarily greater tolls revenue for Ch$ 10,928 million, mainly in the zonal transmission segment, which was partially offset by less revenue from the construction of electricity connections for customers, public lighting, and other services for Ch$ 664 million.

▪	Operating costs reached Ch$ 236,293 million during Q1 2022, which represents a Ch$ 30,131 million or 14.6% increase, when compared to the same period of 2021, explained by:

>	Greater energy purchases for Ch$ 28,299 million, mainly due to a higher average purchase price for Ch$ 24,044 million and greater physical purchases during the period (+148 GWh) equivalent to Ch$ 4,255 million.

>	Greater other variable procurement and services costs for Ch$ 2,765 million, mainly due to fines imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) for Ch$ 2,025 million, and greater costs of sales of value-added services for Ch$ 741 million.

▪	Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 5,955 million as of March 31, 2022, which represents a Ch$ 4,751 million reduction when compared to the same quarter of 2021, mainly due to: (i) lower bonuses related to the collective bargaining agreements with Enel Distribución Chile and Enel Transmisión Chile unions for Ch$ 4,551 million in 2021; and (ii) greater capitalization of personnel expenses related to investment projects for Ch$ 808 million. These effects were partially offset by a Ch$ 608 million increase in annual performance bonuses and other recurring benefits.

▪	Other expenses amounted to Ch$ 17,731 million as of March 31, 2022, which represents a Ch$ 1,289 million reduction when compared to the same quarter of 2021, mainly explained by lower operating and maintenance cost related to customer services (call center and meter reading) and repair service costs for Ch$ 2,547 million. These effects were partially offset by an increase in professional services and other various services for Ch$ 1,258 million.

Depreciation, Amortization and Impairment

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of March 31, 2022, compared to March 31, 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

	(Figures in million Ch$)
	Mar-22			Mar-21
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	128,361	(42,689)	85,672	128,158	(40,085)	88,072
Distribution & Transmission business	46,138	(19,515)	26,624	25,540	(15,297)	10,244
Less: consolidation adjustments and other activities	(8,987)	119	(8,868)	(5,374)	412	(4,962)

TOTAL ENEL CHILE CONSOLIDATED	165,512	(62,085)	103,427	148,324	(54,970)	93,354

Depreciation, amortization and impairment costs amounted to Ch$ 62,085 million, for the three-month period ended March 31, 2022, which represents a Ch$ 7,115 million increase when compared to the same period of the previous year. This variation is mainly explained by:

>	Higher depreciation and amortization for Ch$ 5,506 million, primarily explained by: (i) greater depreciation and amortization at EGP Chile for Ch$ 2,852 million, significantly due to the impact of the exchange rate and -to a lesser extent- the startup of new solar power plants, mainly during Q4 2021 and Q1 2022; and (ii) a Ch$ 3,001 million increase in depreciation and amortization of the distribution and transmission business segment related to the commissioning of new facilities and higher amortization of intangible assets related to software developments.

>	Greater account receivables impairment losses for Ch$ 1,609 million, of which Ch$ 1,217 million is explained by the higher losses expected to be booked in the distribution and transmission business due to the lack of credit, given current commercial scenario, primarily in the regulated customer segment.

Non-Operating Income

The consolidated non-operating income of Enel Chile as of March 31, 2022, and 2021 are summarized below:

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

NON OPERATING INCOME (Figures in million Ch$)	Mar-22	Mar-21	Change	% Change

Financial income	7,050	4,452	2,598	58.4%
Financial costs	(33,554)	(54,221)	20,668	(38.1%)
Foreign currency exchange differences, net	(2,858)	12,223	(15,081)	(123.4%)
Gain (Loss) for indexed assets and liabilities	(95)	(767)	672	(87.6%)
NET FINANCIAL EXPENSE ENEL CHILE	(29,457)	(38,314)	8,857	(23.1%)

Net Income from Sale of Assets	276	-	276	N/A
Share of profit (loss) of associates accounted for using the equity method	458	410	48	11.6%
OTHER NON-OPERATING RESULTS	734	410	324	78.9%

NET INCOME BEFORE TAXES	74,704	55,450	19,254	34.7%
Income Tax	(9,159)	(8,054)	(1,104)	13.7%

NET INCOME OF THE PERIOD	65,545	47,396	18,149	38.3%
Attributable to Shareholders of the parent company	60,342	43,723	16,619	38.0%
Attributable to Non-controlling interest	5,203	3,673	1,530	41.7%

Financial Result

The consolidated financial result of Enel Chile, as of March 31, 2022, amounted to a Ch$ 29,457 million loss, a Ch$ 8,857 million positive variation when compared to the Ch$ 38,314 million loss booked for the same period of 2021. This is primarily explained by the following:

Financial income increased Ch$ 2,598 million mainly due to greater returns on short term fixed income investments amounting to Ch$ 1,700 million and higher income from customers refinancing for Ch$ 497 million.

Financial expenses declined Ch$ 20,668 million, primarily explained by: (i) lower financial expenses related to factoring of trade account receivables for Ch$ 24,408 million, mainly the Ch$ 27,484 million reduction related to the Tariff Stabilization Law; and (ii) lower financial expenses due to greater interest capitalization for Ch$ 2,514 million explained by additional non conventional renewable energy projects under construction and the greater continuity in the development of Los Cóndores project. These effects were partially offset by: (i) higher related party financial expenses for Ch$ 3,516 million related to loans provided by EFI; and (ii) greater financial expenses related to indexation of dismantling provisions for Ch$ 1,982 million.

Lower losses related to indexation for Ch$ 672 million, due to greater income from indexation for Ch$ 870 million, mainly on recoverable taxes partially offset by the greater loss due to the indexation effect loss related to IAS 29 “Financial Reporting in Hyperinflationary Economies” on Enel Generación Chile’s branch in Argentina for Ch$ 198 million.

Higher loss from exchange rate differences for Ch$ 15,081 million, mainly due to greater negative exchange rate differences on trade accounts receivables for Ch$ 51,476 million that includes the Ch$ 33,265 million negative effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers. The aforementioned was partially compensated by the greater positive exchange rate difference effect on: (i) trade accounts payables for Ch$ 16,867 million that includes the Ch$ 13,787 million positive effect related to the Tariff Stabilization Law; (ii) financial debt and derivative instruments for Ch$ 15,071 million; and (iii) accounts payables with related parties for Ch$ 4,275 million related to EFI loans.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Corporate Taxes:

The Corporate income tax expense reached Ch$ 9,159 million as of March 31, 2022, a Ch$1,104 million increase when compared to the same quarter of the previous year, primarily explained by the Company’s higher operating income this quarter when compared to the same quarter of 2021.

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Mar-22	Dec-21	Change	% Change

Current Assets	1,433,425	1,268,253	165,172	13.0%
Non Current Assets	8,136,933	8,232,071	(95,138)	(1.2%)

Total Assets	9,570,358	9,500,324	70,034	0.7%

Total assets of the Company as of March 31, 2022, increased Ch$ 70,034 million, when compared to total assets as of December 31, 2021.

Current Assets increased Ch$ 165,172 million as of March 31, 2022. The variations in the main categories are presented below:

•	Trade accounts receivables and other current accounts receivables increased Ch$ 122,915 million, mainly due to: (i) a Ch$ 121,180 million increase in trade accounts receivables, of which Ch$ 67,590 million come from the Generation business and Ch$ 51,937 million come from the Distribution and Transmission business; and (ii) a Ch$ 5,797 million increase in advance payments to suppliers. These effects were partially offset by lower employee accounts receivables and other accounts receivables for Ch$ 3,858 million.

•	Current related party accounts receivables increased Ch$ 58,523 million, mainly due to greater accounts receivables from: (i) GNL Chile for Ch$ 13,365 million due to advance payments for gas purchases; and (ii) Enel Global Trading SpA for Ch$ 44,131 million related to commodity derivative transactions.

The aforementioned effects were partially offset by:

•	Cash and cash equivalents decreased Ch$ 17,536 million, mainly explained by the following cash outflows: (i) supplier payments for Ch$ 905,352 million; (ii) purchase of property, plant and equipment for Ch$ 226,045 million; (iii) employee-related payments for Ch$ 37,579 million; (iv) interest payments for Ch$ 17,523 million; (v) income tax payments for Ch$ 17,859 million; (vi) dividend payments for Ch$ 9,185 million; and (vii) other cash disbursements for Ch$ 24,037 million, mainly related to the payment of value added tax and other taxes. All the above was mostly offset by the following cash inflows: (i) customer collections for Ch$ 979,561 million, which includes cash inflows related to factoring of trade accounts receivables of the Generation business and the Distribution and Transmission business for Ch$ 336,909 million; and (ii) loans granted by Enel Finance International (EFI) to Enel Chile for Ch$ 240,485 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Non-Current Assets decreased Ch$ 95,138 million as of March 31, 2022, when compared to the balance as of December 31, 2021. The variations in the main categories are presented below:

•	Property, plant and equipment decreased by Ch$ 101,419 million, mainly due to: (i) lower exchange rate differences for Ch$ 193,757 million primarily related to the impact of the appreciation of the Chilean peso relative to the US dollar on EGP Chile whose functional currency is the United States dollar; and (ii) this period’s depreciation amounting to Ch$ 50,925 million. These effects were partially offset by: (i) an increase in projects under construction for Ch$ 135,699 million, mainly in the Generation business; and (ii) a Ch$ 13,296 million increase in electricity network infrastructure.

•	Deferred tax assets decreased Ch$ 28,710 million mainly due to a Ch$ 30,652 million reduction in Enel Generación Chile’s tax loss carryforward.

The aforementioned effects were partially offset by:

•	Trade accounts receivables and other non-current accounts receivables, increased Ch$ 24,630 million mainly explained by a Ch$ 26,479 million increase in trade accounts receivables, which includes the Ch$ 3,177 million and Ch$ 37,637 million increase in accounts receivables of the Distribution and Transmission business and the Generation business, respectively, resulting from booking the pending tariff adjustments related to the Tariff Stabilization Law, partially compensated by factoring the customer account receivables related to such Law for Ch$ 15,058 million. These effects were partially offset by lower financial leasing accounts receivables for Ch$ 1,473 million.

•	Other Non-current financial assets increased Ch$ 9,872 million, mainly explained by an increase in hedging derivative instruments for Ch$ 9,793 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

LIABILITIES AND EQUITY (Figures in million Ch$)	Mar-22	Dec-21	Change	% Change

Current Liabilities	2,280,125	2,132,326	147,799	6.9%
Non Current Liabilities	3,795,351	4,021,504	(226,153)	(5.6%)
Total Equity	3,494,882	3,346,493	148,389	4.4%
Attributable to the Shareholders of parent company	3,245,123	3,097,868	147,255	4.8%
Attributable to Non-controlling interest	249,759	248,625	1,134	0.5%

Total Liabilities and Equity	9,570,358	9,500,324	70,034	0.7%

Total Liabilities of the Company as of March 31, 2022, including Equity, reached Ch$ 9,570,358 million, equivalent to a slight 0.7% increase when compared to total liabilities as of December 31, 2021, mainly due to the following:

Current liabilities increased Ch$ 147,799 million and the variations in the main categories are presented below:

•	Current Related party accounts payable increased Ch$ 197,600 million, primarily due to an increase in accounts payable to: (i) Enel Finance International NV (EFI) for Ch$ 187,893 million mainly related to a new loan granted to Enel Chile during Q1 2022 for a total Ch$ 240,485 million (US$ 300 million), plus accrued interest for Ch$ 4,992 million, partially offset by the impact of the exchange rate on debt, reducing liabilities by Ch$ 57,398 million; and (ii) GNL Chile S.A. for Ch$ 19,335 million related to gas purchases. These effects were partially offset by lower accounts payable to: (i) Enel SpA for Ch$ 5,011 million due to lower dividends; and (ii) Enel Global Trading SpA for Ch$ 3,474 million, mainly related to commodities derivative transactions.

•	Other current financial liabilities grew Ch$ 8,333 million, mainly explained by a Ch$ 10,352 increase in debt liabilities primarily interest accruals; partially compensated by a Ch$ 2,019 million reduction of hedging and non-hedging derivative liabilities.

•	Other non-financial current liabilities increased Ch$ 6,021 million, primarily explained by: (i) a Ch$ 3,513 million increase in deferred revenue related to the construction of customer connections, relocating electricity lines and other services; and (ii) a Ch$ 2,336 million increase in value added tax debits and other taxes.

The aforementioned effects were partially offset by:

•	Trade accounts payable and other current accounts payable decreased Ch$ 69,890 million, mainly due to: (i) lower accounts payable for the purchase of fixed assets for Ch$ 98,791 million, primarily in the Generation business; and (ii) lower personnel accounts payable for Ch$ 15,283 million. These effects were partially offset by greater accounts payable for fuel purchases for Ch$ 43,389 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Non-Current Liabilities decreased Ch$ 226,153 million as of March 31, 2022, when compared to December 2021, which is explained by the following:

•	Other non-current financial liabilities decreased Ch$ 134,528 million, due to: (i) the reduction of bonds and bank loans for Ch$ 89,712 million and Ch$ 14,090 million, respectively, mainly due to exchange rate differences as a consecuence of the appreciation of the Chilean peso against the US dollar; and (ii) a reduction of hedging and non hedging derivative liabilities for Ch$ 30,726 million.

•	Non-current trade accounts payable to related parties decreased Ch$ 87,396 million, mainly explained by a Ch$ 87,581 million decrease in the balance of accounts payable of Enel Chile to EFI due to the impact of the exchange rate on debt.

•	Non-current leasing liabilities decreased Ch$ 6,666 million, primarily in EGP Chile Group, due to the impact of exchange rate differences.

Total Equity amounted to Ch$ 3,494,882 million as of March 31, 2022, equivalent to a 4.4% increase when compared to December 2021, which is explained by the following:

•	Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,245,123 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,663,528 million, and Other reserves for negative Ch$ 2,300,509 million.

>	Retained earnings increased Ch$ 60,342 million explained by net income for Q1 2022.

>	Other reserves increased Ch$ 86,912 million, mainly explained by higher cash flow reserves for Ch$ 166,154 million, partially offset by: (i) lower exchange rate reserves for Ch$ 77,324 million; and (ii) lower other reserves for Ch$ 1,918 million.

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 249,759 million, which represents a Ch$ 1,134 million increase when compared to the balance as of December 31, 2021, mainly due to the Ch$ 5,203 million in net income for Q1 2022, partially offset by lower other comprehensive income for Ch$ 3,883 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Performance of main financial ratios

RATIO		UNIT	Mar-22	Dec-21	Mar-21	Change	% Change

Liquidity	Liquidity (1)	Times	0.63	0.59	-	0.04	6.6%
	Acid-test (2)	Times	0.60	0.57	-	0.03	6.1%
	Working capital	MMCh$	(846,700)	(864,073)	-	17,373	(2.0%)
Leverage	Leverage (3)	Times	1.74	1.84	-	(0.10)	(5.5%)
	Short-term debt (4)%		37.5%	34.7%	-	2.8%	8.2%
	Long-term debt (5)%		62.5%	65.3%	-	(2.8%)	(4.3%)
	Financial expenses coverage (6)	Times	4.53	-	3.47	1.06	30.7%
Profitability	Op. income / Op. Revenues	%	11.5%	-	15.5%	(4.0%)	(25.6%)
	ROE (7)%		3.1%	-	(2.3%)	5.4%	N/A
	ROA (8)%		1.4%	-	(1.0%)	2.4%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of March 31, 2022, reached 0.63 times, which represents a 6.6% increase compared to December 2021. This variation is mostly explained by the increase in current trade accounts receivables in addition to a reduction in current trade account payables, partly compensated by an increase in current related party accounts payable primarily related to the new Loan granted by EFI to Enel Chile in 2022.

>	Acid test or quick ratio, as of March 31, 2022, was 0.60 times, which represents a 6.1% increase when compared to December 31, 2021, which is also mainly due to the increase in current trade accounts receivables in addition to a reduction in current trade account payables, partly compensated by an increase in current related party accounts payable primarily related to the new Loan granted by EFI to Enel Chile in 2022.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

>	Working capital, as of March 31, 2022, amounted to negative Ch$ 846,700 million, which represents a slight Ch$ 17,393 million improvement when compared to figure for December 31, 2021, explained by the same reasons described above.

>	The debt ratio was 1.74 times, which represents the level of commitment of Enel Chile equity during the first quarter of 2022 versus 1.84 times as of December 2021. This improvement is mainly explained by the reduction in the Company’s financial debt due to the exchange rate effect.

>	The financial expenses coverage ratio for the period ended March 31, 2022, was 4.53 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 30.7% increase in this index when compared to March 2021, is mainly explained by the higher EBITDA during Q1 2022 and lower financial expenses, mainly explained by factoring of account receivables.

When excluding the extraordinary fuel impairments booked in Q1 2022 and Q1 2021, related to the Group’s decarbonization process, the profitability index would have increased 34.4% (5.00 times as of March 31, 2022, versus 3.72 times as of March 31, 2021).

>	The profitability index was 11.5% as of March 31, 2022, compared to 15.5% for Q1 2021. This weaker performance, equal to 4.0 percentage points is mostly due to higher operating costs primarily in the Generation business segment.

When excluding the extraordinary effects booked in Q1 2021 and Q1 2022, the profitability index would also have declined 4.0 percentage points (13.4% as of March 31, 2022, versus 17.4% as of March 31, 2021).

>	Return on equity of the owners of the controlling shareholder was 3.1% as of March 31, 2022, which represents 5.4 percentage points more than the figure for Q1 2021. When excluding the extraordinary effects booked in the comparable trailing periods, primarily related to the decarbonization process, return on equity would have dropped 7.2 percentage points (5.1 % as of March 31, 2022, versus 12.3% as of March 31, 2021).

>	Return on assets was 1.4% as of March 31, 2022, which represents 2.4 percentage points more than the figure for Q1 2021. When excluding the extraordinary effects booked in the comparable trailing periods, primarily related to the decarbonization process, return on assets would have declined 3.2 percentage points (2.2 % as of March 31, 2022, versus 5.4% as of March 31, 2021).

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached a negative Ch$ 16,574 million as of March 31, 2022, which represents a Ch$ 36,138 million increase when compared to the same period of 2021. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to March 2021, are presented below:

NET CASH FLOW (Figures in million Ch$)	Mar-22	Mar-21	Change	% Change

From Operating Activities	(925)	236,734	(237,659)	(100.4%)
From Investing Activities	(228,339)	(272,471)	44,132	(16.2%)
From Financing Activities	212,690	(16,975)	229,665	N/A

Total Net Cash Flow	(16,574)	(52,712)	36,138	(68.6%)

Net cash flow from operating activities amounted to a Ch$ 925 million for the three-month period ended March 31, 2022, which represents a Ch$ 237,659 million reduction when compared to March 2021. These cash flows are mainly comprised of cash outflows for: (i) supplier payments for Ch$ 905,352 million; (ii) employee payments for Ch$ 37,579 million; (iii) income tax payments for Ch$ 17,859 million; and (iv) other operational cash disbursements for Ch$ 19,696 million, mainly insurance premium payments, value added tax payments and other taxes. These cash outflows were partially offset by cash inflows from the sales of goods and services amounting to Ch$ 979,561 million.

The Ch$ 237,659 million reduction in the Company’s operating cash flow is mainly explained by greater supplier payments for Ch$ 376,392 million partially offser by: (i) higher cash inflows from billings of goods and services for Ch$ 116,176 million, which includes the Ch$ 178,949 million increase in cash inflows in 2022 related to factoring of trade accounts receivables when compared to Q1 2021; and (ii) less value added tax payments for Ch$ 23,223 million.

Net cash flow used in investing activities amounted to Ch$ 228,339 million for the period ended March 31, 2022. These cash flows are mainly comprised of: (i) Ch$ 226,045 million to purchase property, plant and equipment; and (ii) Ch$ 4,566 million to purchase of intangible assets. These cash outflows were partly offset by interest payments received amounting to Ch$ 2,764 million.

The Ch$ 44,132 million reduction in the investing cash flow when compared to March 2021 is mainly explained by a Ch$ 59,834 million decrease in cash disbursements to purchase property, plant and equipment, mainly by EGP Chile Group, partially compensated by lower cash inflows due to Enel Generación Chile’s sale of the Quintero-San Luis transmisssion line for Ch$ 18,197 million in December 2020 which represented a cash inflow during the first quarter of 2021.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Net cash flow from financing activities amounted to Ch$ 212,690 million for the period ended March 31, 2022. This cash flow is mainly comprised of the loan granted by EFI to Enel Chile for Ch$ 240,485 million. The aforementioned was partially offset by cash outflows related to: (i) interest payments for Ch$ 17,523 million; (ii) dividend payments for Ch$ 9,185 million; and (iii) other cash outflows for Ch$ 1,087 million.

The Ch$ 229,665 million improvement in the financial cash flow when compared to March 2021, is mostly explained by higher loans from related companies for Ch$ 240,485 million and a Ch$ 7,346 million increase in dividend payments.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the three-month period ended March 31, 2022, and 2021.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Mar-22	Mar-21	Mar-22	Mar-21

Generation business in Chile	203,040	265,127	42,634	40,146
Distribution & Transmission business in Chile	22,417	19,982	13,540	10,539
Other entities (business different to generation and distribution)	588	770	179	163

Total Consolidated ENEL CHILE Group	226,045	285,879	56,353	50,848

The most relevant cash outflows originate in the Generation business and are related to the construction of new renewable generation projects, which reached Ch$ 203,040 million as of March 31, 2022.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 38 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	March 31, 2022	December 31, 2021

Fixed Interest Rate	77%	82%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the first quarter of 2022, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of March 31, 2022, the Company held swaps for 2,463 kBbl of Brent oil to be settled in 2022, and 7.99 TBtu of Henry Hub gas to be settled in 2022 and 1.5 TBtu of Henry Hub gas to be settled in 2023.

As of December 31, 2021, the Company held swaps for 1,930 kBbl of Brent oil to be settled in 2022 and 9.1 TBtu of Henry Hub gas to be settled in 2022.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first quarter of 2022 due to the mitigation strategies implemented.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of March 31, 2022, the liquidity of Enel Chile Group was Ch$ 292,440 million in cash and cash equivalents and Ch$ 112,798 million in long-term committed credit lines. As of December 31, 2021, the liquidity of Enel Chile Group was Ch$ 309,975 million in cash and cash equivalents and Ch$ 118,469 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In our electricity distribution business, supply cut-off is a power of the company in the event of customers’ default, which is applied in accordance with current regulations, easing the process of evaluation and control of credit risk, which is also limited. However, on August 8, 2020, Law 21,249 of Basic Services was published - two extensions were published during 2021 - which provides, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,243 established a payment schedule for all debts arising from the application of Law No. 21,249, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who have debt from the period indicated above to December 31, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021. The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

The Group's portfolio has demonstrated, to date, resilience to face the global pandemic crisis. All this thanks to a strengthening of digital collection channels and a solid diversification of commercial clients that have had a low exposure to COVID impacts.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 558,158 million.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of March 31, 2022.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of March 31, 2022.

ENEL CHILE FINANCIAL STATEMENTS ANALYSIS AS OF MARCH 31, 2022

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: May 3, 2022